                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003
                         Commission File Number: 1-13368
                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form20-F [x]                  Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]               No [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______ .]

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1: An English-language translation of documents with respect to the Summary Consolidated Financial Data of POSCO for the Fiscal Year 2002.





















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EXHIBIT 99.1



POSCO
SUMMARY CONSOLIDATED FINANCIAL DATA FOR THE FISCAL YEAR 2002



POSCO (NYSE symbol: PKX) announced its consolidated results for the fiscal year ended December 31, 2002. POSCO is the only fully integrated steel producer in Korea and was the second largest steel producer in the world based on annual crude steel production in 2002. The summary consolidated financial data contained in this Form 6-K and the consolidated financial statements submitted on a current report on Form 6-K dated April 10, 2003,(available on the Securities and Exchange Commission's Internet site at http://www.sec.gov) have been prepared in accordance with Korean Generally Accepted Accounting Principles ("GAAP"), which differs in significant respects from U.S. GAAP.



     Highlights of POSCO's consolidated financial data for the fiscal year 2002 are as follows:

o Sales increased by 9.4% to Won 14,355 billion in 2002 from Won 13,121 billion in 2001.

o Operating income increased by 29.1% to Won 2,050 billion in 2002 from Won 1,587 billion in 2001.

o Net income increased by 28.8% to Won 1,089 billion in 2002 from Won 846 billion in 2001.

o Net cash provided by operating activities increased by 68.3% to Won 3,213 billion in 2002 from Won 1,909 billion in 2001.

o Shareholders' equity increased by 11.8% to Won 11,574 billion as of December 31, 2002 from Won 10,351 billion as of December 31, 2001.


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


1.       OVERVIEW

        INCOME STATEMENT DATA                                          FOR THE YEARS ENDED DECEMBER 31,
                                                            -----------------------------------------------------
                                                                 2000                2001                2002
                                                            --------------       -------------        -----------
                                                                  (IN BILLIONS OF KOREAN WON, EXCEPT EARNINGS
                                                                             PER SHARE DATA)
        Sales ..........................................       Won 13,776          Won 13,121          Won 14,355
        Cost of goods sold .............................           10,752              10,680              11,338
        Gross profit ...................................            3,025               2,441               3,017
        Selling and administrative expenses ............              718                 854                 967
        Operating income ...............................            2,306               1,587               2,050
        Income tax expense .............................              689                 337                 398
        Net income .....................................            1,634                 846               1,089
        Earnings per share .............................           19,131              10,366              13,295


        BALANCE SHEET DATA                                                               AS OF DECEMBER 31,
                                                                                   ------------------------------
                                                                                       2001               2002
                                                                                   -----------         ----------
                                                                                     (IN BILLIONS OF KOREAN WON)
        Working capital(1).................................................         Won 1,342           Won 1,432
        Property, plant and equipment, net  ...............................            10,601              10,325
        Total assets ......................................................            19,405              19,077
        Long-term debt(2)..................................................             4,235               3,194
        Total shareholders' equity ........................................            10,351              11,574


        COSTS AND PRODUCTION EFFICIENCY                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                 -----------------------------------------------
                                                                   2000                2001                2002
                                                                 -------              ------              ------
                                                                                (PERCENTAGE OF SALES)
        Costs:
             Raw materials .............................           38.7%               37.4%               37.2%
             Other purchases ...........................           11.5                15.2                14.8
             Labor costs(3).............................            8.3                 8.0                 9.0
             Depreciation  .............................            8.4                 9.0                 9.3
             Other cost of goods sold ..................           11.1                11.8                 8.7
                                                                   ----                ----                ----
                 Total costs ...........................           78.0                81.4                79.0
        Selling, general and administrative expenses ...            5.2                 6.5                 6.7
                                                                   ----                ----                ----
                 Total costs and operating expenses ....           83.2%               87.9%               85.7%
                                                                   ====                ====                ====
        Gross margin ...................................           22.0%               18.6%               21.0%
        Operating margin ...............................           16.7%               12.1%               14.3%


--------
(1)  "Working capital" means current assets minus current liabilities.
(2)  Net of current portion and discount on debentures issued.
(3)  Includes labor and welfare components of cost of goods sold.


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


2.       SALES

         POSCO's sales in 2002 increased by 9.4% to Won 14,355 billion from Won 13,121 billion in 2001, reflecting an increase of 6.1% in the average unit sales price per ton of steel products in 2002 to Won 444 thousand from Won 418 thousand in 2001, as well as an increase of 0.9% in the total sales volume of POSCO's steel products in 2002 to 30,332 thousand tons from 30,065 thousand tons in 2001.

3.       OPERATING INCOME

         Operating income in 2002 increased by 29.1% to Won 2,050 billion compared to Won 1,587 billion in 2001 as a 9.4% increase in sales described above more than offset a 6.7% increase in total cost of goods sold and selling and administrative expenses in 2002. The increase in total cost of goods sold and selling and administrative expenses was attributable primarily to an increase in purchase of raw materials, as well as an increase in POSCO's labor expenses. Raw materials costs in 2002 increased by 8.9% to Won 5,340 billion from Won 4,905 billion in 2001 as POSCO's production of crude steel increased to 28,066 thousand tons in 2002 compared to 27,825 thousand tons in 2001. Labor expenses, which consist of salaries and wages, provisions for severance benefits and welfare expenses included in cost of goods sold and in selling and administrative expenses, increased by 23.2% in 2002 to Won 1,497 billion from Won 1,215 billion in 2001 due primarily to increases in average wages and bonuses and provision for severance benefits.

4.       NET INCOME

         Net income in 2002 increased by 28.8% to Won 1,089 billion compared to Won 846 billion in 2001 as increases in operating income and foreign exchange gains, as well as reductions in interest expense and foreign exchange losses, more than offset increases in other bad debt allowance, loss on valuation of equity method investments and loss on impairment of property, plant and equipment.

         Foreign exchange gains in 2002 increased by 24.9% to Won 261 billion from Won 209 billion in 2001 and foreign exchange losses in 2002 decreased by 42.7% to Won 126 billion as a result of the appreciation of the Won against major currencies, primarily against the Dollar. Interest expense in 2002 decreased by 26.4% to Won 332 billion compared to Won 451 billion in 2001 due to POSCO's reduction in debt and a general decrease in interest rates. Other bad debt allowance in 2002 increased significantly to Won 187 billion from Won 2 billion in 2001 and loss on valuation of equity method investments increased more than three-fold to Won 129 billion in 2002 from Won 29 billion in 2001 primarily as a result of the liquidation of POSVEN in 2002. Other bad debt allowance and loss on valuation using the equity method related to POSVEN in 2002 amounted to Won 133 billion and Won 135 billion, respectively. Loss on impairment of property, plant and equipment of Won 54 billion in 2001 and Won 140 billion in 2002 arose from POSCO's decision to permanently cease construction of its no. 2 minimill at Kwangyang.

         POSCO's effective tax rate for 2002 was 26.4% compared to 28.7% in 2001, partially due to a decrease in statutory tax rate to 29.7% in 2002 from 30.8% in 2001 and an increase in tax credits to Won 81 billion in 2002 from Won 61 billion in 2001.

5.       CASH FLOWS

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  2001                   2002
                                                                               ------------           -----------
                                                                                     (IN BILLIONS OF WON)
        Net cash provided by operating activities ......................        Won  1,909            Won  3,213
        Net cash used in investing activities...........................            (1,559)               (2,146)
        Net cash used in financing activities...........................              (824)               (1,178)

         POSCO's main sources of cash have been net income before depreciation and amortization and proceeds from long-term debt. Depreciation and amortization amounted to Won 1,453 billion in 2002 and Won 1,317 billion in 2001, and cash proceeds from long-term debt were Won 647 billion in 2002 and Won 1,451 billion in 2001.

         POSCO's uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. Net cash used in investing activities included purchases of property, plant and equipment of Won 1,689 billion in 2002 and Won 1,496 billion in 2001. POSCO also recorded net acquisition of marketable securities of Won 603 billion in 2002, compared to net disposals of marketable securities of Won 477 billion in 2001. In POSCO's financing activities, POSCO used cash of Won 1,578 billion in 2002 and Won 1,384 billion in 2001 for principal repayments of outstanding long-term debt.

6.       U.S. GAAP RECONCILIATION FOR FISCAL YEARS 2000, 2001 AND 2002

         POSCO announced its U.S. GAAP reconciliation of consolidated financial information for the fiscal year ended December 31, 2002. Under U.S. GAAP, net income in 2002 increased by 12.2% to Won 1,018 billion compared to Won 908 billion in 2001, and shareholders' equity in 2002 increased by 4.9% to Won 11,269 billion compared to Won 10,746 billion in 2001. Earnings per share under U.S. GAAP in 2002 increased by 11.7% to Won 12,430 compared to Won 11,126 in 2001.

         The 2001 U.S. GAAP amounts in the preceding paragraph reflect the effects of adjustments to POSCO's U.S. GAAP reconciliation as included in the financial statements submitted today on a current report on Form 6-K dated April 10, 2003. The adjustments follow a re-audit of POSCO's U.S. GAAP reconciliation for 2000 and 2001 conducted by its new independent public accountants, Samil Accounting Corporation (a member firm of PricewaterhouseCoopers International), in preparation for the issuance of an audit opinion for POSCO's 2000, 2001 and 2002 financial statements. Samil Accounting Corporation was appointed in February 2002 as POSCO's independent public accountants, replacing Anjin & Co., then affiliated with Andersen Worldwide. As a result of the review, POSCO, in consultation with Samil Accounting Corporation, concluded that certain adjustments were necessary under U.S. GAAP. POSCO, therefore, has determined to revise its U.S. GAAP reconciliation for 2000 and 2001 to record the adjustments.

         The net effect of the adjustments under U.S. GAAP for 2000 was to increase POSCO's previously reported net income by 7.1% from Won 1,627 billion to Won 1,743 billion and decrease its shareholders' equity by 3.2% from Won 10,269 billion to Won 9,936 billion. The adjustments increased earnings per share under U.S. GAAP by Won 1,359 to Won 20,410 in 2000. The net effect of the adjustments under U.S. GAAP for 2001 was to increase POSCO's previously reported net income by 29.0% from Won 704 billion to Won 908 billion and decrease its shareholders' equity by 1.1% from Won 10,870 billion to Won 10,746 billion. The adjustments increased earnings per share under U.S. GAAP by Won 2,498 to Won 11,126 in 2001.

         POSCO's current report on another Form 6-K dated April 10, 2003 attaching the consolidated financial statements for 2002 contains a detailed description of the U.S. GAAP adjustments in notes 30 and 31 to the consolidated financial statements. POSCO plans to submit its annual report on Form 20-F for 2002 on or about April 30, 2003. POSCO's financial statements under Korean GAAP as of and for the three years ended December 31, 2002 are unaffected by the adjustments made to the U.S. GAAP reconciliation.








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





                                   SIGNATURES
   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          POSCO
                                       (Registrant)

Date   April 10, 2003                By /s/ Sohn, Yong-Ho
--------------------                    -------------------------
                                       (Signature)*
*Print the name and title under        Name: Sohn Yong-Ho
 the signature of the signing          Title: General Manager of Finance
 officer.                                     Management Department






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